# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prestige Wealth Inc., CIK 0001765850
CUSIP: G7244A119
Title of class of securities: Class A Ordinary Shares, par value $0.000625 per share
Address of issuer's principal executive offices: Suite 3201, Champion Tower 3 Garden Road, Central, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 10/07/2025
Filed by CIK 0002090138
Persons authorized to receive notices and communications: Kiara Capital Holding Limited, Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, Virgin Islands British (D8), VG1110, 852 6840 0469

## Reporting persons
- Kiara Capital Holding Limited (CIK 0002090138): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 31,834,315; shared voting power 0; sole dispositive power 56,500,983; shared dispositive power 0; aggregate amount beneficially owned 56,500,983 (14.4% of the class)
  Comment: (1) Kiara Capital Holding Limited, a British Virgin Islands limited liability company (the "Reporting Person" or "Kiara Capital"), has three individuals serving as directors, each of whom share voting and dispositive control over the shares of the Issuer (as defined below) with no single person controlling investment or voting decision with respect to such shares.
  
  (2) Represents the following held by Kiara Capital: 1,000,000 Class A Ordinary Shares, 30,834,315 Class B Ordinary Shares, 16,666,668 Class B Ordinary Warrants (as defined below), and 8,000,000 Primary Warrants (as defined below) (together with the Class B Ordinary Warrants, the "Class B Warrants").
  
  Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. The exercise of Class B Warrants is subject to receipt of requisite shareholder approval to increase the authorized shares of the Issuer to ensure that the number of authorized shares of Class B Ordinary Shares is sufficient to cover the issuance of Class B Ordinary Shares pursuant to any exercise of the Class B Warrants (the "Required Shareholder Approval").
  
  The dispositive power and percentage of Reporting Person's beneficial ownership in class are based on the assumptions that (a) all Class B Warrants held by the Reporting Person are exercised upon receipt of the Required Shareholder Approval, (b) the 22,222,224 pre-funded warrants of the Issuer outstanding as of the date hereof are fully exercised, and (c) all Class B Ordinary Shares, including those from the aforementioned exercise of Class B Warrants, are converted into Class A Ordinary Shares on a one-to-one ratio. Total outstanding shares on such fully diluted basis will be 392,877,212, according to information provided by the Issuer.
  
  Each holder of Class A Ordinary Shares is entitled to one vote per share; each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters submitted to them for vote.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.000625 per share
Name of issuer: Prestige Wealth Inc.
Address of issuer's principal executive offices: Suite 3201, Champion Tower 3 Garden Road, Central, Hong Kong, Hong Kong (K3), 00000
Comment: This statement of beneficial ownership on Schedule 13D (this "Statement") relates to the Class A Ordinary Shares of Prestige Wealth Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 3201, Champion Tower 3 Garden Road, Central, Hong Kong. The Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol "AURE."

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Kiara Capital Holding Limited.
Residence or business address: The business address of the Reporting Person is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.
Present principal occupation or employment: N/A.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Kiara Capital Holding Limited is a limited liability company formed under the laws of British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 7, 2025, the Issuer entered into subscription agreements (the "Class B PIPE Subscription Agreements) with certain investors (the "Class B PIPE Subscribers") to issue $49 million worth of securities (the "Class B PIPE Financing"). Kiara Capital participated in the Class B PIPE Financing and purchased 16,666,668 Class B Ordinary Shares, and 16,666,668 Warrants to purchase Class B Ordinary Shares (the "Class B Ordinary Warrants"), for an aggregate purchase price of $6,000,000.48.

The Issuer also entered into a subscription agreement (the "Primary Subscription Agreement") with Kiara Capital, pursuant to which the Issuer agreed to issue, and Kiara Capital agreed to purchase, 8,000,000 Class B Shares and warrants (the "Primary Warrants") to purchase an additional 8,000,000 Class B Shares for an aggregate of purchase price of approximately $1.8 million (the "Primary Purchase").

Kiara Capital and certain existing shareholders of the Issuer named therein (the "Selling Shareholders") entered into that certain securities purchase agreement (the "Secondary Purchase Agreement"), pursuant to which the Selling Shareholders agreed to sell, and Kiara Capital agreed to purchase, an aggregate of 1,000,000 Class A Shares and 6,167,647 Class B Shares for an aggregate purchase price of $5,000,000 in cash, subject to certain downward adjustments based on the net current liabilities of the Issuer (the "Secondary Purchase"). On October 7, 2025, the board of directors of the Issuer (the "Board") approved the transfer of such Class B Shares underlying the Secondary Purchase pursuant to its then effective memorandum and articles of association.

The Secondary Purchase closed concurrently with the PIPE Financing and the Primary Purchase on October 10, 2025.

The source of the funds used by the Reporting Person for the purchase of the securities of the Issuer listed in Item 5(a)(i) was capital contribution provided by an equity holder of the Reporting Person. On October 6, 2025, the board of directors of Kiara Capital Holding Limited entered into a unanimous written resolution authorizing the entry into the PIPE Financing, Primary Purchase, and Secondary Purchase.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information regarding the Transfers set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by the Reporting Person, as reported in this Statement, were received and divested in connection with the Repurchase and Issuance.

Based on the outstanding share capital of the Issuer and assuming full exercise of the 22,222,224 pre-funded warrants outstanding as of the date hereof, Kiara Capital beneficially owns 14.4% outstanding shares and has 18.9% voting power of the Issuer. Kiara Capital acquired these interests with the intent to exercise control of the Issuer. Kiara Capital intends to continue actively participating in the Issuer's management and strategic direction.

Pursuant to the PIPE Financing, the Board of Directors of the Issuer (the "Board") approved the issuance of all the shares and warrants to be purchased in the PIPE Financing and Primary Purchase, and approved the transfer of securities in the Secondary Purchase.

Concurrently with and upon the closing of the PIPE Financing, Kazuho Komoda, the chief executive officer and chairman of the Board, resigned from the Board and from his position of chief executive officer, the size of the Board was increased from five to six directors, and two persons were appointed to the Board by Antalpha Capital (HK) Limited. In addition, Zimuyin Jiang transitioned from the chief financial officer to chief accounting officer, and Wei Gao transitioned from chief technical officer to head of private wealth management business.

The Issuer plans to rebrand as Aurelion, subject to approvals, and dedicate the majority of the proceeds from the PIPE Financing to acquiring and holding Tether Gold ("XAUt") as its primary treasury reserve asset. The new business line will focus on building a significant XAUt treasury. The Issuer's existing business operations will continue.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of ordinary shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Person has not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Ordinary Shares during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the ordinary shares beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Form of Class B PIPE Subscription Agreement, dated as of October 7, 2025 (incorporated by reference to Exhibit 10.2 from Issuer's report on Form 6-K filed with the SEC on October 10, 2025)
2 Form of Series A-1 Warrant (incorporated by reference to Exhibit 4.1 from Issuer's report on Form 6-K filed with the SEC on October 10, 2025)
3 Form of Series A-2 Warrant (incorporated by reference to Exhibit 4.2 from Issuer's report on Form 6-K filed with the SEC on October 10, 2025)
4 Form of Series B-1 Warrant (incorporated by reference to Exhibit 4.3 from Issuer's report on Form 6-K filed with the SEC on October 10, 2025)
5 Form of Series B-2 Warrant (incorporated by reference to Exhibit 4.4 from Issuer's report on Form 6-K filed with the SEC on October 10, 2025)
6 Form of Primary Warrant (incorporated by reference to Exhibit 4.6 from Issuer's report on Form 6-K filed with the SEC on October 10, 2025)
7 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.5 from Issuer's report on Form 6-K filed with the SEC on October 10, 2025)
8 Primary Subscription Agreement, dated as of October 7, 2025 (incorporated by reference to Exhibit 10.3 from Issuer's report on Form 6-K filed with the SEC on October 10, 2025)
9 Secondary Purchase Agreement, dated as of October 7, 2025, by and among Kiara Capital Holding Limited, the sellers named therein, and Kazuho Komoda, as the representative of the sellers. (incorporated by reference to Exhibit 10.4 from Issuer's report on Form 6-K filed with the SEC on October 10, 2025)

## Signatures
- Kiara Capital Holding Limited: /s/ Authorized signatory, Authorized signatory (10/14/2025)